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                          June 3, 2021

       Robert Tirva
       President
       SONIM TECHNOLOGIES INC
       6836 Bee Cave Road
       Building 1, Suite 279
       Austin TX 78746

                                                        Re: SONIM TECHNOLOGIES
INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed March 18,
2021
                                                            File No. 001-38907

       Dear Mr. Tirva:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Item 9 A. Controls and Procedures, page 49

   1. We note you have not included Management's Report on Internal Control Over Financial
                                                        Reporting in your Form
10-K for fiscal year 2020. As it appears you became a public company on May 14,
2019, the transition period permitted for omitting the report has expired. As such,
please amend your filing to include Management's Report. Refer to
                                                        Instruction 1 of Item
308 of Regulation S-K for guidance.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert Tirva
SONIM TECHNOLOGIES INC
June 3, 2021
Page 2

       You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments and related matters. Please contact John Cash, Branch Chief at (202) 551-3768 with any other questions.



FirstName LastNameRobert Tirva                           Sincerely,
Comapany NameSONIM TECHNOLOGIES INC
                                                         Division of
Corporation Finance
June 3, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName